Filed by NorthWestern Energy Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NorthWestern Energy Group, Inc.
Commission File No.: 000-56598
Date: January 22, 2026

On January 22, 2026, KRTV in Great Falls, Montana, will broadcast an interview it conducted with Jo Dee Black, Public Relations Specialist of NorthWestern Energy Group, Inc. (“NorthWestern”), which is a party to a previously disclosed Agreement and Plan of Merger, dated as of August 18, 2025, with Black Hills Corporation, a South Dakota corporation (“Black Hills”) and River Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Black Hills. The following is a transcript of that interview dealing with the merger:

Justin Robicheau, KRTV If you could just start by saying a name first and last, spell them both in the name of your title.

Jo Dee Black, NorthWestern Energy Absolutely. My name is Jo Dee Black. I'm a public relations specialist for Northwestern Energy, and my name is my first name is my first and middle name, so it's capital J O and then capital D E E BLACK.

Justin Robicheau, KRTV And how does it feel to have this merger with two large utility companies?

Jo Dee Black, NorthWestern Energy You know, we're really excited about it and the culture of our companies, our very similar and it's interesting that you said large because in the investor owned utility space, we are not large companies, and that's exactly why we are pursuing this merger. It will be good for customers. There's some benefits too of scale for things such as, you know, efficiencies and for opportunities, for cost savings, for some of our equipment and things like that, that we can buy that those types of benefits for customers are exactly why Northwestern Energy and Black Hills are pursuing this merger.

Justin Robicheau, KRTV Gotch, I probably should have said regional, not large, but know,

Jo Dee Black, NorthWestern Energy that's all right.

Justin Robicheau, KRTV Because I know you represent numerous states so,

Jo Dee Black, NorthWestern Energy So for Northwestern Energy, today, we serve about 842,000 customers electric and natural gas in Montana, Eastern South Dakota, Nebraska, and then we also serve Yellowstone National Park. If this merger is approved, the combined company will serve 2.1 million customers in eight contiguous states, so that would be, I'm going to have to read it. Arkansas, Colorado, Iowa, Kansas, Montana, Nebraska, South Dakota, and Wyoming.

Justin Robicheau, KRTV a big chunk states for sure, and how will this impact current customers?

Jo Dee Black, NorthWestern Energy You know, that's a great question. In Montana, where we we have, and I'm going to make sure I have the right numbers. So today in Montana, we're serving 414,000 electric customers, as well as about 247,000 natural gas customers. And in Montana, the things that the merger won't change will be the service that our customers get.

NorthWestern Energy will continue to be a regulated energy service company in Montana, which means that our rates are approved by the Montana Public Service Commission. That won't change. And importantly for our customers, we're energy service company that has more power poles than customers in Montana.
We like it that way. Our customers know us, and the familiar faces that provide you with reliable energy service today will continue to be the same people that live in the communities that we serve. They raise their families there and that won't change at all for our customers.

Justin Robicheau, KRTV Okay, so with Black Hills's energy merging with you, now, are you adding gas as another utility to this merger?

Jo Dee Black, NorthWestern Energy You know, we're a dual service energy company now. So in Montana, we in Montana and South Dakota, we have electric and natural gas customers and South Dakota will be the, I think what you're trying to say, well, our natural gas and electric service companies expand there.
And in South, let me start over.

Justin Robicheau, KRTV I guess my question was, so you do electricity and gas with NorthWestern?

Jo Dee Black, NorthWestern Energy Yep.

Justin Robicheau, KRTV Okay. So you won't be adding gas as a new thing to your service.

Jo Dee Black, NorthWestern Energy Exactly. Exactly, yeah. No, we have today in Montana, we have about 247,000 natural gas customers.

Justin Robicheau, KRTV Oh, wow.
And obviously, there's a merger. I'm sure there is there government involvement into completing this merger?

Jo Dee Black, NorthWestern Energy So it

Justin Robicheau, KRTV Guidelines, you know what I mean?

Jo Dee Black, NorthWestern Energy Absolutely. So, we have we have applied for and NorthWestern the Montana Public Service Commission has an open docket here in Montana to review and make a decision about our application for the merger. That was that application was made in October.
There's a public hearing that is scheduled right now for May and the merger does require approval by the Montana Public Service Commission, as well as the regulatory commissions in Nebraska and South Dakota, where both Black Hills and Northwestern energy are already operating.

Justin Robicheau, KRTV Oh, wow.

Jo Dee Black, NorthWestern Energy And as well as FERC, the federal energy, I will have to look up that acronym.
But we need federal approval too.

Justin Robicheau, KRTV Okay, gotcha. And when do you think this this merger will be complete?

Jo Dee Black, NorthWestern Energy By the end of this year.

Justin Robicheau, KRTV By the end of this year.

Jo Dee Black, NorthWestern Energy Yep.

Justin Robicheau, KRTV So like December or something like that.

Jo Dee Black, NorthWestern Energy You know, right now, it depends on some of the processes and regulatory schedules, but we anticipate that the merger will be complete by the end of 2026

Justin Robicheau, KRTV Gotcha.

Justin Robicheau, KRTV And, will, that last, I don't know, just checkpoint that'd have to be by the federal government or

Jo Dee Black, NorthWestern Energy You know, that's a good question.
I don't know exactly what the timeline will be of the decisions of the regulators, but do we do have to secure approval by FERC, as well as the state regulate regulators in Montana, South Dakota, Nebraska for the merger to be able to be completed.

Justin Robicheau, KRTV Okay. And, I don't know if you know this, well, the people with black hills energy, are they gonna be that have accounts?
They're not going to be affected by this merger either. There's Nothing's going to change.

Jo Dee Black, NorthWestern Energy Nope.
Nope, the same the same goes for the customers of Black Hills that the same people that are providing them service and, you know, you're here today at our Great Falls service center and we have walk-in centers where people can come in and talk to our customer service agents and also pay their bills. and none of that will change. The same faces will be here to help you and provide you service as well as the people in the field that restore power or work on the power lines, those will all be the same people.

Justin Robicheau, KRTV And how will this benefit in the community?

Jo Dee Black, NorthWestern Energy Absolutely. So efficiencies, like I said, a bigger company, there's economies of scale and benefits of scale for customers. But the day-to-day operations aren't going to change.

Justin Robicheau, KRTV what would you tell what's your message for customers?

Jo Dee Black, NorthWestern Energy You know, the merger will mean that the company will be larger, more resilient, able to meet changing energy, needs, and changes in the in our customers' energy demands better when we're larger. We'll have more resources. And those are all benefits for customers, but it's important to remember what won't change. We'll still be here in the community.

Justin Robicheau, KRTV All right, excellent. And then when I was out at night, one of your representatives, you're looking for a new name once this merger happens.

Jo Dee Black, NorthWestern Energy Well, what the new company, the new holding company, the parent company, will have a new name, but in the near term and for the foreseeable future, customers that are NorthWestern Energy customers will continue to be served by a subsidiary that is NorthWestern Energy.

Justin Robicheau, KRTV Okay, so a name change is not for a while.

Jo Dee Black, NorthWestern Energy Right. Okay, right.

Justin Robicheau, KRTV She may sound like, I guess I don't know, may it sound like it was going to be coming soon, but that's always, you know, important having to a brand name change, so

Jo Dee Black, NorthWestern Energy Yeah.

Justin Robicheau, KRTV But that's not for the, that's probably not for a while, huh?

Jo Dee Black, NorthWestern Energy Yeah, right.
Right. Yeah. All right.

Justin Robicheau, KRTV Is there anything else I'd like to add?

Jo Dee Black, NorthWestern Energy You know, we just, we appreciate people's interest. The merger will be good for all of our customers, a larger company is able to handle the increasing demands for service reliability better with more resources, and we're excited about it.

Justin Robicheau, KRTV All right, sounds good. Thank you very much, Jo Dee.

Jo Dee Black, NorthWestern Energy Absolutely.

# # #

Forward-Looking Statements
Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between NorthWestern and Black Hills, including future financial and operating results (including the anticipated impact of the transaction on NorthWestern’s and Black Hills’ respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on NorthWestern and Black Hills’ current expectations, plans and estimates. NorthWestern and Black Hills believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of NorthWestern or Black Hills to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by NorthWestern and Black Hills, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of NorthWestern or Black Hills and the ability of NorthWestern or Black Hills to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against NorthWestern or Black Hills related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting NorthWestern’s and Black Hills’ businesses; (11) the evolving legal, regulatory and tax regimes under which NorthWestern and Black Hills operate; (12) restrictions during the pendency of the proposed transaction that may impact NorthWestern’s or Black Hills’ ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as NorthWestern’s and Black Hills’ response to any of the aforementioned factors.

Additional factors which could affect future results of NorthWestern and Black Hills can be found in NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. NorthWestern and Black Hills disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of NorthWestern and Black Hills that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Additionally, NorthWestern and Black Hills will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by NorthWestern or Black Hills through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of NorthWestern or Black Hills at travis.meyer@northwestern.com or investorrelations@blackhillscorp.com, respectively.

Before making any voting or investment decision, investors and security holders of NorthWestern and Black Hills are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

NorthWestern, Black Hills and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Information regarding the directors and executive officers of NorthWestern and Black Hills and other persons who may be deemed participants in the solicitation of the stockholders of NorthWestern or of Black Hills in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern and their ownership of NorthWestern common stock can also be found in NorthWestern’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. To the extent any such person's ownership of NorthWestern’s or Black Hills’ securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.